PW





10032761

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED NOV 2 6 2010 WASH, D.C. 189 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47720

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2009 (MM/DD/YY) AND ENDING September 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equibond, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Century Park East Suite 1470
(No and Street)

Los Angeles (City) California (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay Lustig (310) 260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay Lustig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equibond, Inc., as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of ______________
County of ______________
Subscribed and sworn (or affirmed) to before me this ____ day of _________, ______ by____________ personally known to me or proved to me on the basis of satisfactory evidence to be

Signature

President

Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this

20th day of October, 2010, by
Date / Month / Year

(1) Jay H. Gustig
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ______________________________
Signature of Notary Public


ANITA STEPHAN
Commission # 1825908
Notary Public - California
Los Angeles County
My Comm. Expires Jan 3, 2013

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________________

Document Date: ____________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
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BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Equibond, Inc.:

We have audited the accompanying statement of financial condition of Equibond, Inc. (the Company) as of September 30, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equibond, Inc. as of September 30, 2010, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 23, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Equibond, Inc.
Statement of Financial Condition
September 30, 2010

Assets		
Cash and cash equivalents	$	308,913
Receivables from clearing organization		72,310
Deposit with clearing organization		166,838
Marketable securities, at market value		21,579
Furniture and equipment, net		18,162
Deferred tax asset		26,323
Deposits		7,391
Other assets		600
Total assets	$	622,116
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	1,285
Commissions payable		20,585
Employee compensation and benefits payable		6,975
Payable to clearing organization		923
Deferred taxes payable		3,155
Income taxes payable		1,890
Total liabilities		34,813
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value, 100,000 shares authorized, 5,000 shares issued and outstanding		50,000
Additional paid-in capital		647,000
Accumulated deficit		(109,697)
Total stockholder's equity		587,303
Total liabilities and stockholder's equity	$	622,116

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Income
For the Year Ended September 30, 2010

Revenues	
Commissions	$ 48,321
Net inventory and investment gains (losses)- proprietary	(535)
Net inventory and investment gains (losses)- riskless	1,808,538
Interest and dividend	6,391
Other income	29,404
Total revenues	1,892,119
Expenses	
Employee compensation and benefits	630,345
Commissions, trading fees and floor brokerage	600,987
Communications	106,457
Occupancy and equipment rental	79,868
Taxes, other than income taxes	8,937
Interest	2,128
Other operating expenses	151,160
Total expenses	1,579,882
Net income (loss) before income tax provision	312,237
Income tax provision	74,883
Net income (loss)	$ 237,354

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2010

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at September 30, 2009	$ 50,000	$ 647,000	$ (347,051)	$ 349,949
Net income (loss)	-	-	237,354	237,354
Balance at September 30, 2010	$ 50,000	$ 647,000	$ (109,697)	$ 587,303

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2010

Cash flow from operating activities:		
Net income (loss)		$ 237,354
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 8,639	
(Increase) decrease in assets:		
Receivables from clearing organization	(30,949)	
Deposit with clearing organization	(58,971)	
Marketable securities, at market value	2,086	
Deferred tax asset	72,118	
Deposits	(1,115)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(19,715)	
Commissions payable	4,435	
Employee compensation and benefits payable	466	
Payable to clearing organization	(97)	
Deferred taxes payable	76	
Income taxes payable	1,890	
Total adjustments		(21,137)
Net cash and cash equivalents provided by (used in) operating activities		216,217
Cash flow from investing activities:		
Purchase of furniture and equipment	(4,055)	
Net cash and cash equivalents provided by (used in) investing activities		(4,055)
Net cash and cash equivalents provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		212,162
Cash and cash equivalents at beginning of year		96,751
Cash and cash equivalents at end of year		$ 308,913
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 2,128	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Notes to Financial Statements
September 30, 2010

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Equibond, Inc. (the "Company") was incorporated in the State of California on September 19, 1994. In April, 1995, the Company registered as a broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which provides several classes of services. These classes include retailing of Corporate OTC equities, Corporate debt securities and trading on its own account. The Company is also authorized as muncipal securities broker and option writer. The Company does not hold customer funds and/or securities. The Company has over 280 clients.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Receivables from clearing organization represent commissions earned on security transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no material impact on previously reported results of operations or stockholder's equity.

Note 2: RECEIVABLES FROM CLEARING ORGANIZATION

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of September 30, 2010, the receivables from clearing organization of $72,310 are pursuant to these clearance agreements.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Wedbush, Inc. ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. This Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2010 was $166,838.

Balance at September 30, 2010, consists of the following:

Cash	$	65,061
Treasury Bills		101,777
Total	$	166,838

Note 4: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value consist of restricted corporate stocks. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At September 30, 2010 these securities are carried at their fair market value of $21,579. The accounting for the mark-to-market on proprietary trading is included in the Statement of Income as net investment loss of $535.

Equibond, Inc.
Notes to Financial Statements
September 30, 2010

Note 4: MARKETABLE SECURITIES, AT MARKET VALUE (Continued)

Securities, at market value consists of the following:

NDAQ stock	$	5,829
Bonds		15,750
Total	$	21,579

Note 5: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

			Useful Life
Furniture and fixtures	$	119,480	7-10
Machinery and equipment		69,503	3-5
		188,983	
Less: accumulated depreciation		(170,821)	
Furniture and equipment, net	$	18,162	

Depreciation expense for the year ended September 30, 2010, was $8,639.

Note 6: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current		Deferred		Total	
Federal	$	-	$	48,111	$	48,111
State		2,690		24,082		26,772
Total income tax expense (benefit)		2,690		72,193	$	74,883

The Company has available at September 30, 2010, certain federal and state net operating losses (NOLs), which can be carried forward to offset future taxaxble income. The Federal NOLs expires in 20 years and the states NOLs expire in three (3) to five (5) years.

Note 7: RELATED PARTY TRANSACTIONS

The Company's sole shareholder owns 100% of JHL Holdings Company. In addition, the Company's sole shareholder and JHL Holdings Company are the only two members of Equibond, LLC ("Equibond"). Prophecy Partners, LP ("Prophecy") is a hedge fund managed by Equibond. Both the Company's sole shareholder and Equibond are limited partners of Prophecy. Prophecy has a customer account with the Company. For the year ended September 30, 2010, the Company earned $179,594 from trades executed for the Prophecy Account.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 8: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 9: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a lease agreement for office space under a non-cancellable lease which commenced March 10, 2005, which was extended until April 30, 2014 per the second amendement. This lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor.

At September 30, 2010, the minimum annual payments are as follows:

Year Ending September 30,		
2011	$	82,171
2012		84,636
2013		87,315
2014		51,731
2015 & thereafter		-
	$	305,854

Note 9: COMMITMENTS AND CONTINGENCIES

(Continued)

Current year occupancy expense consists of $79,868 in rent expense.

Based on the second amendment, the Company has a rent deferral amount of $6,763. However, this amount includes late charges and interest which will be due immediately if the Company commits a material default on the lease agreement.

The sole shareholder of the Company is also the Guarantor on the lease.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending September 30, 2010, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

Statement No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After December 15, 2008
SFAS 157/ ASC 820	Fair Value Measurements	After November 15, 2008

Equibond, Inc.
Notes to Financial Statements
September 30, 2010

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008
SFAS 165/ ASC 855	Subsequent Events	After June 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46(R)	After November 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After September 15, 2009

*Currently being processed for inclusion in the Codification

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2010, the Company had net capital of $532,656 which was $432,656 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($31,658) to net capital was 0.06 to 1, which is less than the 15 to 1 maximum allowed.

Equibond, Inc.
Notes to Financial Statements
September 30, 2010

Note 12: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $1,948 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 534,604
Adjustments:		
Accumulated deficit	$ 2,307	
Non-allowable assets	(5,273)	
Haircuts	1,018	
Total adjustments		(1,948)
Net capital per audited statements		$ 532,656

Equibond, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2010

Computation of net capital		
Common stock	$ 50,000	
Additional paid-in capital	647,000	
Accumulated deficit	(109,697)	
Total stockholder's equity		$ 587,303
Less: Non-allowable assets		
Furniture and equipment, net	(18,162)	
Deferred tax asset	(26,323)	
Deposits	(7,391)	
Other assets	(600)	
Total non-allowable assets		(52,476)
Net capital before haircuts		534,827
Less: Haircuts and undue concentration		
Haircut on marketable securities	(874)	
Haircut on treasury securities	(509)	
Haircut on debt securities	(788)	
Total haircuts & undue concentration		(2,171)
Net Capital		532,656
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,111	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 432,656
Ratio of aggregate indebtedness to net capital	0.06 : 1	

There was a difference of $1,948 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated September 30, 2010. See Note 12.

See independent auditor's report

Equibond, Inc.
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2010

A computation of reserve requirements is not applicable to Equibond, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Equibond, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of September 30, 2010

Information relating to possession or control requirements is not applicable to Equibond, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Equibond, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended September 30, 2010



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Equibond, Inc.:

In planning and performing our audit of the financial statements of Equibond, Inc. (the Company), as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 23, 2010

Equibond Inc

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e)(4)

For the Period Ended September 30, 2010

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Equibond Inc

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedules of Securities Investor Protection Corporation Assessments and Payments (Forms SIPC-6 and SIPC-7) of Equibond Inc ("the Company") for the year from October 1, 2009 to September 30, 2010. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year from October 1, 2009 to September 30, 2010, with the amounts reported in General Assessment Reconciliations (Forms SIPC-6 and SIPC-7);

3. Compared any adjustments reported in Forms SIPC-6 and SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in Forms SIPC-6 and SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with Forms SIPC-6 and SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Forms SIPC-6 and SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Equibond Inc taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, CA
November 23, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Equibond Inc
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Period Ended September 30, 2010

	Amount
Total assessment	$ 4,725
SIPC-6 general assessment Payment made on April 20, 2010	(1,550)
SIPC-7 general assessment Payment made on November 9, 2010	(1,625)
Total assessment balance due/(carried over)	$ 1,550